United States securities and exchange commission logo





                          January 25, 2022

       Gianluca Tagliabue
       Chief Operating Officer and Chief Financial Officer
       Ermenegildo Zegna N.V.
       Viale Roma 99/100
       13835 Valdilana loc. Trivero
       Italy

                                                        Re: Ermenegildo Zegna
N.V.
                                                            Registration
Statement on Form F-1
                                                            Filed January 19,
2022
                                                            File No. 333-262242

       Dear Mr. Tagliabue:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Scott D Miller